Oracle Corporation	500 Oracle Parkway	phone	650.506.7000
	Redwood Shores	fax	650.506.7200
	California 94065

January 23, 2013

VIA EDGAR

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission (the “SEC”)

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed June 26, 2012
File No. 000-51788

Dear Ms. Blye:

This will respond to the comments and request for information set forth in your letter to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle” or the “Company”), dated November 20, 2012 (the “November 20 Letter”), regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2012. Oracle is responding to each inquiry with information from May 1, 2010, which is the date up to which we provided similar information in our last response letter to the staff of the SEC (the “Staff”) dated June 4, 2010 (the “Prior Response Letter”), through November 30, 2012 (the “Relevant Period”). We note that we have previously requested additional time to respond to your comments and request for information.

DESCRIPTION OF CONTACTS OR OPERATIONS WITH IRAN, SYRIA AND SUDAN

You have asked Oracle to describe the nature and extent of our past, current and anticipated contacts with Iran, Syria and Sudan and their materiality to Oracle. You have also asked us specifically about our relationships with ZTE Corporation (“ZTE”) and Huawei Technologies Company (“Huawei”) and about any communications we have received from the U.S. Department of Commerce regarding Iran, ZTE and Beijing 8-Star International Company (“Beijing 8-Star”).

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Executive Summary

In brief, Oracle does not have any business operations in Iran, Syria or Sudan. In the Relevant Period, the Company is not aware of any new software license transactions in Sudan. The Company is aware of one (1) software license transaction involving a prospective private sector end-user in Iran conducted by an independent European entity that provided its foreign-produced products commingled with a very small percentage (“De Minimis”), namely 0.33%, of Oracle product for temporary demonstration purposes only. This transaction was conducted in accordance with U.S. export and sanctions laws and regulations as well as Oracle’s own Global Trade Compliance program. With respect to this one De Minimis export transaction, there was no direct or indirect financial transaction with the entity in Iran, nor was there any direct or indirect provision of support to the entity in Iran, and Oracle received an insignificant amount of software license revenue from the independent European entity. With respect to three (3) transactions with two (2) entities from Syria which were approved under export license authorization from the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”), Oracle received an immaterial amount of revenue during the Relevant Period. Finally, Oracle also received an immaterial amount of software license updates and product support revenue during the Relevant Period associated with the aforementioned new software license transactions and the transactions previously disclosed in the Prior Response Letter. For all of these transactions, Oracle either obtained all necessary approvals from BIS and/or the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or no such approvals were required. We believe the amounts for all such transactions, which totaled approximately $3.8 million (0.004% of Oracle’s total revenue) during the Relevant Period, are immaterial to Oracle and its stockholders.

In March 2012, Oracle received a subpoena from the U.S. Department of Commerce regarding the suspected sale or diversion of Oracle’s products by ZTE and/or Beijing 8-Star to an end user in Iran (the “ZTE Subpoena”). On November 29, 2012, the U.S. Department of Commerce Office of Export Enforcement sent Oracle a letter informing us that it had determined there was no evidence that Oracle was aware of ZTE’s suspected activities and that it had closed its file on this case with respect to Oracle with the issuance of the letter.

During the Relevant Period, Huawei and ZTE were members of Oracle’s alliance partner program with specific rights to resell Oracle products and services to end users pursuant to the terms and policies relating to such resale transactions that, in particular, required compliance with Oracle’s export restrictions. As discussed below, we do not know of any Oracle products or services that were resold or diverted to any end users in Iran, Syria or Sudan during the Relevant Period by either Huawei or ZTE.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Details of Oracle’s Limited Contacts with Iran, Syria and Sudan

Huawei and ZTE

The November 20 Letter mentions that there is publicly available information to the effect that Oracle’s Sun Microsystems servers had been acquired by MTN Irancell, possibly through Huawei. Oracle takes very seriously any allegations regarding sales of Oracle products or services to end users in countries designated as state sponsors of terrorism that were not in compliance with U.S. and other applicable export laws, regulations and restrictions, and Oracle investigates these allegations thoroughly. Based on the results of our investigation, we are not aware of any sales of Sun servers to or orders for Sun servers by MTN Irancell (or any other entity in Iran, Sudan, or Syria) directly or indirectly through any authorized distributor or reseller, including Huawei, during the Relevant Period, nor has Oracle received any requests to provide direct or indirect support of any Sun servers to MTN Irancell.

The November 20 Letter also requests information regarding the ZTE Subpoena. As noted in the executive summary above, Oracle received a subpoena in March 2012 from the U.S. Department of Commerce regarding allegations that Oracle’s products had been sold by ZTE and/or Beijing 8-Star to an Iranian end user. On November 29, 2012, Oracle received a letter from the Office of Export Enforcement (“OEE”) of BIS of the U.S. Department of Commerce stating that OEE appreciated Oracle’s response and cooperation with their investigation, that OEE had determined that there was no evidence that Oracle was aware of ZTE’s suspected activities and that OEE had closed this case.

As noted in the executive summary above, the primary relationships between Oracle and Huawei and between Oracle and ZTE during the Relevant Period were that of supplier-distributor under the Oracle PartnerNetwork program. Huawei and ZTE were also customers of Oracle. As customers, both companies acquired Oracle software program licenses, products and services for their own, internal business purposes. At this time, Huawei and ZTE continue to be customers of Oracle, and Huawei continues to be a distributor of Oracle’s products under the Oracle PartnerNetwork. Since July 2012, Oracle has permitted ZTE to resell Oracle products and services on a limited and case-by-case basis, after Oracle has confirmed the identity of the end user and imposed specific compliance requirements. Renewal of ZTE’s formal Oracle PartnerNetwork agreement will be dependent on ZTE’s ability to demonstrate compliance with those requirements and the implementation of additional controls and processes to ensure compliance with all terms of the agreement, including compliance with export control laws. Oracle has also requested and received confirmation from Huawei of its compliance with applicable export laws and regulations in connection with its use and distribution of Oracle’s

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

products and services. We are not aware of any Oracle products and services that were resold or diverted to any end users in Iran, Sudan or Syria during the Relevant Period by either Huawei or ZTE.

Iran, Syria and Sudan Generally

Oracle (including its subsidiaries) does not maintain any offices, employees, agents or affiliates in Iran, Syria or Sudan, and no such operations are anticipated. Oracle does not have any authorized resellers or distributors based in Iran, Syria or Sudan, or any resellers or distributors authorized to resell or distribute Oracle products into any of those countries, and none are anticipated. Oracle has authorized distributors and resellers, as well as customers, based in other countries around the world who may themselves conduct business operations in Iran, Syria and Sudan. However, the terms of our Oracle PartnerNetwork Agreements and Distribution Agreements governing reseller and distributor relationships, and our License and Services Agreements for end users, provide clear notice that the export control laws of the United States apply to the Oracle software programs licensed and distributed and require compliance with such laws.

From time to time during the Relevant Period, Oracle may have received sales inquiries regarding its software products or related services from or for end users in Iran, Syria or Sudan. To the extent such inquiries were received by our various Oracle offices, Oracle policy requires that they be directed to Oracle’s Office of Global Trade Compliance to ensure that they were handled in compliance with all applicable export laws and regulations. In addition to such standard compliance controls, Oracle’s Office of Global Trade Compliance has implemented Oracle Global Trade Management (GTM), an automation platform that enables Oracle to achieve best practices in global trade compliance, including but not limited to, transactional compliance screening against restricted parties, embargoed and high-risk countries, and red-flag compliance criteria. GTM flags and prevents execution of any potential transactions that may be contrary to U.S. or other applicable export laws and regulations and supports the conduct of export compliance due diligence with respect to such potential transactions in an effort to ensure compliance with all applicable export laws and regulations and Oracle’s export compliance policies.

Oracle did not have any direct contact with or provide any products or services directly to end users in Iran during the Relevant Period. Oracle did receive notice during the Relevant Period from an independent European entity of one (1) re-export of foreign-produced product that commingled a single Oracle software program constituting, based on this independent European entity’s calculations, 0.33 percent (0.33%) of the independent European entity’s foreign-produced product (a “De Minimis re-export” at 10% or less) to one (1) stated private sector recipient in Iran for temporary demonstration

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

purposes, as permitted under applicable De Minimis or other U.S. export license exemptions available under the U.S. Export Administration Regulations (“EAR”) administered by BIS and the Iranian Transactions Regulations (now titled the Iranian Transactions and Sanctions Regulations) (31 C.F.R. – Part 560) administered by OFAC. The software license contract amount paid by the independent European entity associated with this one De Minimis temporary demonstration for the one stated end user in Iran was $519, and the associated first year support contract amount paid by the same European entity was $99 (even though neither such European entity nor Oracle provided support to such stated recipient in Iran with respect to the temporary demo), for a total of $618. The information regarding this one De Minimis exception was made available to Oracle from the independent European entity, and Oracle did not facilitate the transaction in any way. Oracle did not engage in any direct or indirect financial transactions with the entity in Iran nor was any support provided directly or indirectly by Oracle to the entity in Iran.

Oracle was directly involved in three (3) new software license and related software support transactions with two (2) private sector end users in Syria during the Relevant Period. All three transactions were made pursuant to the laws administered and export licenses granted by the BIS. The contract amounts received by Oracle in connection with these three new transactions during the Relevant Period totaled $2,366,031 for the new software licenses and $520,474 for the related software support contracts, for a total of $2,886,505. Oracle does not know or have reason to know of any De Minimis re-exports during the Relevant Period to either Syria or Sudan.

During the Relevant Period, in addition to the three software license and related software support transactions with the two end users in Syria referenced above, Oracle had limited contacts directly with certain other end users in Syria and with one end user in Sudan. All of these end users were referenced in Oracle’s Prior Response Letter. As was disclosed in the Prior Response Letter, the sales to these other end users in Syria and Sudan were conducted largely by resellers or distributors of Oracle’s products or were made by independent foreign entities involving their products commingled with a De Minimis amount of Oracle products. With respect to the end user in Sudan, certain non-U.S. Oracle subsidiaries during the Relevant Period provided some assistance, as permitted by U.S. law, but no support services were provided to this end user by any Oracle entities in the U.S., and Oracle did not receive any payments directly from this end user. We have concluded that our contacts during the Relevant Period with these other end users in Syria and Sudan were conducted in accordance with U.S. export regulations and U.S. sanctions, and either necessary approvals from BIS and OFAC were obtained or no such approvals were required. The amounts of the software support contracts during the Relevant Period associated with all transactions from end users in Syria and Sudan referenced in our Prior Response Letter totaled $954,323.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Oracle does not anticipate conducting business with or for end users in Iran or Sudan but cannot anticipate or control De Minimis re-export transactions by independent foreign entities. If Oracle were to learn of proposed export, re-export or use of Oracle products or services in these countries, our Office of Global Trade Compliance would process such cases in accordance with U.S. and applicable foreign and multilateral export compliance laws and regulations. The Company anticipates a low volume of software license and related software support transactions with or for entities in Syria, in compliance with applicable U.S. export and sanctions laws and regulations.

MATERIALITY

You have asked Oracle to assess the materiality of any contacts with entities in Iran, Syria and Sudan and whether those contacts constitute a material investment risk for Oracle’s security holders.

The Company believes that a reasonable investor would be unlikely to consider Oracle to be doing business in Iran or Syria based on a limited number of transactions pursuant to valid U.S. export licenses approved by the U.S. Government or based on the limited re-export of Oracle software products initiated by independent foreign sellers to end users in those countries under De Minimis exceptions in compliance with EAR and OFAC requirements. If this third-party commingling of De Minimis levels of Oracle software in foreign products were considered to constitute business done by Oracle, it nonetheless would not be considered material to Oracle stockholders from either a quantitative or qualitative perspective. Oracle also believes that the limited contacts it had with end users in Sudan and Syria would not be considered material to Oracle stockholders from either a quantitative or qualitative perspective.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

As to the quantitative analysis, the amount of the contracts that we have entered into in connection with the described activities is not significant in comparison to the Company’s total revenues. Oracle had total revenues of $99.5 billion for the combined fourth quarter of fiscal 2010 (“Q4 2010”), fiscal 2011, fiscal 2012 and the first two quarters of fiscal 2013 (“Q1-Q2 2013”). Oracle’s software license and software support contract amounts for the Relevant Period from the independent foreign entities who sold products to customers in Iran and Syria identified in this letter totaled $2,887,123. The amounts of the software support contracts associated with these transactions after the first year during the Relevant Period and the amounts of the support contracts for any transactions referenced in our Prior Response Letter during the Relevant Period totaled $954,323.

The total for all of these contract amounts (the “Referenced Transactions”) was $3,841,446. The described transactions represent just 0.004 percent of Oracle’s total revenues for that period. For each relevant time period, the combined software license and software support contract amounts from the Referenced Transactions are compared to total revenues for the same period, as follows:

Fiscal Year	Combined Software License and Software Support Contract Values from Referenced Transactions ($)		Oracle Total Revenues ($)
Q4 2010	19,784	[1]	9,505,000,000
2011	3,404,748		35,622,000,000
2012	416,914		37,121,000,000
Q1-Q2 2013	0	[2]	17,275,000,000

The contract values from the Referenced Transactions represent a miniscule fraction of Oracle’s total revenues such that they are not material from a quantitative perspective.

The qualitative analysis of the business activity described with respect to the Referenced Transactions also leads us to conclude that it is not material and would not be deemed such by a reasonable investor. First, Oracle complies with all applicable U.S. sanctions and export laws and regulations. The one De Minimis re-export transaction referenced above that was conducted by an independent foreign entity with a private entity in Iran was consistent with U.S. export regulations (such as section 734.4, Supplement 2 to part 734 of the EAR and applicable OFAC sanctions programs). The transactions and contacts Oracle had with end users in Syria were all in accordance with U.S. export and sanctions laws and regulations. Second, Oracle maintains an export control program and works closely with BIS and other U.S. government agencies to ensure that Oracle and its resellers, distributors, and customers comply with U.S. and other applicable export control laws. Third, as a matter of its standard global business practices, Oracle requires its resellers, distributors and customers to execute an agreement acknowledging that Oracle’s software programs are subject to U.S. and other applicable export control laws and requiring adherence to those laws in any re-exports. Fourth, Oracle did not facilitate the one De Minimis re-export transaction during the Relevant Period with the end user in Iran, which was conducted by an independent European entity. Fifth, there have been no stockholder initiatives submitted to Oracle concerning contacts with countries identified as state sponsors of terrorism. Sixth, the U.S. Department of Commerce has closed its case regarding the ZTE Subpoena without any findings of

[1]	Combined software license and software support contract amounts are from March 1, 2010 through May 31, 2010.
[2]	Combined software license and software support contract amounts are from June 1, 2012 through November 30, 2012.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

impropriety by Oracle. Finally, Oracle does not believe that investors will or should consider Oracle’s lawful and limited activity as detailed herein unusual or material, either quantitatively or qualitatively.

Acknowledgments

In connection with the Company’s response to your comments, Oracle acknowledges the following:

Oracle is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me or Christopher Ing, Assistant General Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/s/ Dorian Daley

Dorian Daley
Senior Vice President, General Counsel and Secretary

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Pradip Bhaumik, Special Counsel, Office of Global Security Risk, Division of Corporation Finance, SEC
Safra Catz, President and Chief Financial Officer, Oracle Corporation
William Corey West, Senior Vice President and Chief Accounting Officer, Oracle Corporation
Brian S. Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation
Christopher Ing, Assistant Counsel and Assistant Secretary, Oracle Corporation